Exhibit 99.8
CONSENT OF EXPERT
The undersigned, Mr. Gary H. Giroux, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Gary H. Giroux
Name: Gary H. Giroux
Date: March 21, 2006